1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

November 30, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Marianne Dobelbower, Esq.

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Dobelbower:

We are writing in response to the Securities and Exchange Commission (the “SEC”) staff’s comment with respect to the Pre-Effective Amendment No. 3 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on November 29, 2016 on behalf of the Fund, a diversified, closed-end management investment company. The Fund has considered this comment and has authorized us, on its behalf, to make the response and change discussed below.

On behalf of the Fund, set forth below is the SEC staff’s comment along with our response to such comment, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus

Comment: Please undertake that in a 497 filing, the Fund will revise the disclosure under the “Management and Incentive Fees” section and in all other applicable places to state that, pursuant to the Expense Support and Conditional Reimbursement Agreement, the Fund will pay an Advisor Reimbursement to CION Ares Management, LLC (the “Advisor”) only if and to the extent that, among other things, the Advisor Reimbursement would not cause Other Fund Operating Expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to common shares represented by Other Fund Operating Expenses (on an annualized basis) during the fiscal quarter in which the applicable Expense Payment from the Advisor was made.

Response: The Fund hereby undertakes that the disclosure will be revised in all applicable portions of the Registration Statement consistent with the following:

In consideration of the Advisor’s agreement to reimburse the Fund’s operating expenses, the Fund has agreed to repay the Advisor in the amount of any Fund expenses reimbursed subject to the limitation that a reimbursement (an “Advisor Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Advisor; (ii) the Advisor Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to common shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Advisor was made; and (iii) the distributions per share declared by the Fund at the time of the applicable Expense Payment are less than the effective rate of distributions per share at the time the Advisor Reimbursement would be paid.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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